Exhibit 99.1

PetroChina Company Limited

Combined Pro-Forma Financial Statements

regarding the Assets, Liabilities and

Relevant Business Involved in the Construction

and Operation of Oil and Gas Pipelines Held and

Available for the Proposed Transfer

ENGLISH TRANSLATION OF COMBINED PRO-FORMA FINANCIAL STATEMENTS

FOR FY 2019

IF THERE IS ANY CONFLICT BETWEEN THE CHINESE VERSION AND ITS

ENGLISH TRANSLATION, THE CHINESE VERSION WILL PREVAIL

AUDITOR’S REPORT

毕马威华振审字第 2003798 号

The Board of Directors of PetroChina Company,

Opinion

We have audited the accompanying combined pro-forma financial statements regarding the assets, liabilities and relevant business (“the Targets”) involved in the construction and operation of oil and gas pipelines held and available for the proposed transfer by PetroChina Company Limited (“PetroChina”) set out on pages 1 to 57 which comprise the combined proforma balance sheet as at 31 December 2019, the combined pro-forma income statement for the year then ended and notes to the combined pro-forma financial statements.

In our opinion, the accompanying combined pro-forma financial statements have been prepared, in all material respects, on the basis of preparation set out in Note 2 to the combined pro-forma financial statements (“Note 2”).

Basis for opinion

We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants (“CSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Combined Pro-Forma Financial Statements section of our report. We are independent of the Targets in accordance with the China Code of Ethics for Certified Public Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Matters of Emphasis—Basis of Preparation and Intended Use

We draw attention to Note 2 to the combined pro-forma consolidated financial statements, which describes its basis of preparation. The combined pro-forma financial statements are prepared for the proposed disposal of the Targets held by PetroChina to National Petroleum and Natural Gas Pipe Network Group Co., Ltd. (Hereinafter referred to as “National Pipe Network Group”). Therefore, the combined pro-forma financial statements may not be applicable for other purposes. This report is intended solely for the purpose above mentioned, and should not be intended for any other use without our prior written consent. This paragraph does not modify our audit opinion.

AUDITOR’S REPORT (continued)

毕马威华振审字第 2003798 号

Responsibilities of the Management and Those Charged with Governance for the Combined Pro-Forma Financial Statements

The management of PetroChina is responsible for the preparation of these combined pro-forma financial statements in accordance with the basis of preparation mentioned in Note 2 (including confirming the acceptability to prepare these combined pro-forma financial statements in accordance with the basis of preparation mentioned in Note 2 under particular circumstances), and is responsible for designing, implementing and maintaining internal control which is necessary to enable that the combined pro-forma financial statements are free from material misstatements, whether due to fraud or error.

In preparing the combined pro-forma financial statements, the management of PetroChina is responsible for assessing the Targets’ ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Targets either intend to liquidate or to cease operations, or has no realistic alternative but to do so.

Those charged with governance of PetroChina are responsible for overseeing the Targets’ financial reporting process.

Auditors’ Responsibilities for the Audit of the Combined Pro-Forma Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined pro-forma financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined pro-forma financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

AUDITOR’S REPORT (continued)

毕马威华振审字第 2003798 号

Auditors’ Responsibilities for the Audit of the Combined Pro-Forma Financial Statements (continued)

(1)

Identify and assess the risks of material misstatement of the combined pro-forma financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

(2)

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

(3)	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by PetroChina’s management.

(4)

Conclude on the appropriateness of the going concern basis of accounting used by PetroChina’s management and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Targets’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to express an non-unqualified opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Targets to cease to continue as a going concern.

(5)

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Targets to express our audit opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

AUDITOR’S REPORT (continued)

毕马威华振审字第 2003798 号

Auditors’ Responsibilities for the Audit of the Combined Pro-Forma Financial Statements (continued)

We communicate with those charged with governance of PetroChina regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PMG Huazhen LLP	Certified Public Accountants

Duan Yuhua

Beijing, China	Guan Yufeng

23 July 2020

PetroChina Company Limited

Combined Pro-Forma Balance Sheet

regarding the Assets, Liabilities and Relevant Business Involved in the Construction and Operation of Oil and Gas Pipelines held and Available for the Proposed Transfer

(Expressed in Renminbi Yuan)

	Note	31 December 2019
Assets
Current assets
Cash at bank and on hand	6	1,865,576,686.39
Accounts receivable	7	829,070,116.48
Prepayments	8	583,359,817.86
Other receivables	9	22,332,441,761.29
Inventory	10	29,166,121,512.16
Other current assets	11	913,824,504.83

Total current assets		55,690,394,399.01

Non-current assets
Long-term equity investments	12	1,638,022,383.52
Fixed assets	13	242,821,447,234.67
Construction in progress	14	30,572,794,852.95
Right-of-use assets	35	3,292,402,944.30
Intangible assets	15	3,648,725,848.64
Goodwill	16	34,404,629,925.33
Long-term deferred expenses	17	626,171,952.90
Deferred tax assets	18	1,309,306,767.32
Other non-current assets	19	4,077,731,741.82

Total non-current assets		322,391,233,651.45

Total assets		378,081,628,050.46

The notes on pages 6 to 57 form part of these combined pro-forma financial statements.

PetroChina Company Limited

Combined Pro-Forma Balance Sheet (continued)

regarding the Assets, Liabilities and Relevant Business Involved in the Construction and Operation of Oil and Gas Pipelines held and Available for the Proposed Transfer

(Expressed in Renminbi Yuan)

	Note	31 December 2019
Liabilities and net assets
Current liabilities
Notes payable		686,572,680.99
Accounts payable	20	11,628,810,691.71
Employee benefits payable	21	311,846,078.19
Taxes payables	5(3)	676,586,341.37
Other payables	22	7,946,360,594.38
Contract liabilities	23	2,011,300,865.10
Non-current liabilities due within one year	24	2,601,513,864.23
Other current liabilities	25	177,218,799.83

Total current liabilities		26,040,209,915.80

Non-current liabilities
Long-term borrowings	26	13,339,884,864.73
Long-term payables	27	52,179,593,419.46
Lease liabilities	35	2,887,067,275.33
Deferred income	34	178,496,684.75

Total non-current liabilities		68,585,042,244.27

Total liabilities		94,625,252,160.07

The notes on pages 6 to 57 form part of these combined pro-forma financial statements.

PetroChina Company Limited

Combined Pro-Forma Balance Sheet (continued)

regarding the Assets, Liabilities and Relevant Business Involved in the Construction and Operation of Oil and Gas Pipelines held and Available for the Proposed Transfer

(Expressed in Renminbi Yuan)

	Note	31 December 2019
Liabilities and net assets (continued)
Net assets
Net assets attributable to equity shareholders		222,880,295,431.80
Non-controlling interests		60,576,080,458.59

Net assets		283,456,375,890.39

Total liabilities and net assets		378,081,628,050.46

These combined pro-forma financial statements were approved by the Board of Directors of PetroChina on 23 July 2020.

Dai Houliang Chairman	Duan Liangwei Director and President	Chai Shouping Chief Financial Officer	(Company stamp)

(Signature and stamp)	(Signature and stamp)	(Signature and stamp)

The notes on pages 6 to 57 form part of these combined pro-forma financial statements.

PetroChina Company Limited

Combined Pro-Forma Income Statement

regarding the Assets, Liabilities and Relevant Business Involved in the Construction and Operation of Oil and Gas Pipelines held and Available for the Proposed Transfer

(Expressed in Renminbi Yuan)

	Note	2019
Operating income	28	60,518,500,865.55
Less: Operating expenses	28	(29,406,807,687.97)
Taxes and surcharges	29	(471,109,226.34)
Selling and distribution expenses		(32,110,399.70)
General and administrative expenses		(2,857,324,185.29)
R&D expenses		(212,176,233.12)
Financial expenses	30	(2,567,001,553.94)
Including: Interest expense		(2,935,554,072.12)
Interest income		396,469,173.57
Add: Other income	31	1,588,130,858.65
Investment income		205,078,170.96
Including: Income from investments in associates and joint ventures		5,112,634.76
Credit losses		(188,913.79)
Asset impairment reversal of losses	32	203,393.30
Losses from asset disposals		(61,714,052.33)

Operating profit		26,703,481,035.98
Add: Non-operating income		210,834,213.22
Less: Non-operating expenses		(323,028,941.18)

Profit before taxation		26,591,286,308.02
Less: Income tax expense	33	(5,431,096,695.17)

Net profit for the year		21,160,189,612.85

The notes on pages 6 to 57 form part of these combined pro-forma financial statements.

PetroChina Company Limited

Combined Pro-Forma Income Statement

regarding the Assets, Liabilities and Relevant Business Involved in the Construction and Operation of Oil and Gas Pipelines held and Available for the Proposed Transfer

(Expressed in Renminbi Yuan)

	Note	2019
Classified by ownership:
1.Attributable to equity shareholders		15,654,778,440.42
2.Non-controlling interests		5,505,411,172.43
Other comprehensive income		—

Total comprehensive income		21,160,189,612.85

The notes on pages 6 to 57 form part of these combined pro-forma financial statements.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

regarding the Assets, Liabilities and Relevant Business Involved in the Construction and Operation of Oil and Gas Pipelines held and Available for the Proposed Transfer

(Expressed in Renminbi Yuan)

1	Company status

PetroChina Company Limited (“PetroChina”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然气集团公司 was renamed 中国石油天然气集团有限公司 (“CNPC” before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China.

PetroChina is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas.

National Petroleum and Natural Gas Pipe Network Group Co., Ltd. (Hereinafter referred to as “National Pipe Network Group”) is a wholly state-owned company incorporated in Beijing, China on 6 December 2019 under the approval from the State Council of China and the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) performs the functions and obligations of investor on behalf of the State Council. National Pipe Network Group is mainly engaged in pipe transportation, storage services, equipment import, technology import and export, technical research, informatisation research and application, technical advisory, technical service, technical transfer and technical promotion.

PetroChina proposes to disposal the oil and natural gas pipeline business held by PetroChina to National Pipe Network Group, which include the assets, liabilities and the relevant business (together as “the Targets”) involved in the construction and operation of oil and gas pipelines and managed by PetroChina Pipeline Company Limited* (“中石油管道有限责任公司”) (“PetroChina Pipeline”), PetroChina Pipeline Branch Company* (“中国石油天然气股份有限公司管道分公司”) (“Pipeline Branch”), PetroChina Southwest Pipeline Branch Company* (“中国石油天然气股份有限公司西南管道分公司”) (“Southwest Pipeline Branch”), PetroChina West East Gas Pipeline Branch Company* (“中国石油天然气股份有限公司西气东输管道分公司”) (“West East Gas Pipeline Branch”), PetroChina west Pipeline Branch Company* (“中国石油天然气股份有限公司西部管道分公司”) (“West Pipeline Branch”), PetroChina Pipeline Construction Project Manager Department* (“中国石油天然气股份有限公司管道建设项目经理部”) (“Pipeline Manager Department”), Beijing Oil & Gas Transportation Centre* (“北京油气调控中心”), PetroChina Shenzhen LNG Project Manager Department* (“中国石油天然气股份有限公司深圳液化天然气项目经理部”) (“Shenzhen LNG Manager Department”), PetroChina Fujian Natural Gas Sales Branch Company* (“中国石油天然气股份有限公司福建天然气销售分公司”) (“Fujian Natural Gas Sales Branch”), PetroChina South Natural Gas Sales Branch Company* (“中国石油天然气股份有限公司南方天然气销售分公司”) (“South Natural Gas Sales Branch”) and PetroChina Northwest Natural Gas Sales Branch Company* (“中国石油天然气股份有限公司西北销售分公司”) (“Northwest Sales Branch”).

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

2.	Basis of preparation

The preparation of the Targets’ financial statements is on the going concern basis.

The combined pro-forma financial statements are prepared for the proposed disposal of the Targets held by PetroChina to National Pipe Network Group, and is intended solely for the purpose above mentioned.

The combined pro-forma financial statements are prepared based on the simple integration of balance sheets and income statements of companies listed out in Sections 2.1 to 2.8 by offsetting internal transactions between these companies:

2.1	Aggregation of PetroChina Pipeline after elimination of some subsidiaries and assets

PetroChina Pipeline prepared the combined pro-forma financial statements by adjusting the historical financial data of the relevant period based on the following assumptions, after eliminating Shanghai Shengda Base Real Estate Co., Ltd. * (“上海盛大基地置业有限公司”) (“Shanghai Shengda”) and some assets (including fixed assets, intangible assets, construction in progress and inventory involved in storage tanks and auxiliary facilities for Dinghe Sub-line, Changlu Sub-line, Yangba Sub-line, Wangting Sub-line, Jinling Plant Sub-line, Luoyang Sub-line, Jiayuguan Sub-line, Wuwei Sub-transmission Line, Jiuquan Gas Supply Sub-line, Zhangye Gas Supply Sub-line, JInchang City Gas Supply Sub-line, Wuhan-Huangshi Sub-line, Jingtai Sub-line, Baiyin Sub-line, Liuhua Sub-line, Lanlu Sub-line, Xining Sub-line, Ganxinan Sub-line, North Xinjiang Contact Line, Wushihua Sub-line, Wushihua Terminal Station, Wangjiagou Oil Depot and Korla Crude Oil Station, hereinafter referred to as “Eliminated Assets of PetroChina Pipeline”):

1) Consolidated income statement

The income statement items of Shanghai Shengda were split off from the consolidated income statement of PetroChina Pipeline for FY 2019, while the internal transactions between Shanghai Shengda and PetroChina Pipeline offset in the preparation of consolidated income statements were recovered, with adjustments made to the net assets on the consolidated balance sheet.

The depreciation and amortisation expense items of eliminated assets were split off from the consolidated income statement of PetroChina Pipeline for FY 2019, with adjustments made to the net assets on the consolidated balance sheet.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

2) Consolidated balance sheet

The balance sheet items of Shanghai Shengda were split off from the consolidated balance sheet of PetroChina Pipeline as at 31 December 2019, while the internal transactions between Shanghai Shengda and PetroChina Pipeline offset in the preparation of consolidate balance sheets were recovered, with adjustments made to the net assets.

The carrying amounts of PetroChina Pipeline’s eliminated assets as at 31 December 2019 were split off from the consolidated balance sheet of PetroChina Pipeline, with adjustments made to the net assets.

2.2	Aggregation of Pipeline Branch after elimination of some branches and subsidiaries and assets under certain segments

Pipeline Branch prepared the combined pro-forma financial statements by adjusting the historical financial data of the relevant periods based on the following assumptions, after eliminating some assets of a subsidiary Shandong PetroChina Natural Gas Company Limited* (“山东中油天然气有限公司”) (“Shandong PetroChina”) and an associate Shandong Lurun Natural Gas Co., Ltd.* (“山东鲁润天然气有限公司”) (“Shandong Lurun”) (including the fixed assets and intangible assets involved in Rizhao Sub-line, Laigang Sub-line, Shenyang Sub-line of Qinshen Line, Jining (济宁) Sub-line of Jining (冀宁) Line, Dezhou Sub-line of Jining Line, and Wucheng Sub-line of Jining Line, hereinafter referred to as “Eliminated Assets of Pipeline Branch”, among which, the assets related to Rizhao Sub-line and Laigang Sub-line are owned by PetroChina Shandong Natural Gas Pipeline Company Limited* (“中石油山东天然气管道有限责任公司”)) under its pipeline natural gas segment (consolidated with subsidiaries held by PetroChina but managed by the pipeline natural gas segment, including Shandong PetroChina, PetroChina Shandong Natural Gas Pipeline Company Limited* (“中油山东天然气管道有限责任公司”), PetroChina Shandong Oil Transportation Co., Ltd.* (“中石油山东输油有限公司”), PetroChina Huixin Oil Products Storage and Transportation Co., Ltd.* (“中石油汇鑫油品储运有限公司”), PetroChina Jilin Natural Gas Pipe Network Co., Ltd.* (“中石油吉林天然气管网有限责任公司”) and PetroChina Jilin Natural Gas Pipeline Co., Ltd.* (“中石油吉林天然气管道有限责任公司”), with recognition of the long-term equity investments in Shandong Lurun held by PetroChina but managed by pipeline natural gas segment) and the relevant investment income):

1) Consolidated income statement

The income statement items of Shandong PetroChina were split off from the consolidated income statement of Pipeline Branch’s pipeline natural gas segment for FY 2019, while the internal transactions between Shandong PetroChina and Pipeline Branch’s pipeline natural gas segment offset in the preparation of consolidated income statement of the segment were recovered, with adjustments made to the net assets on the consolidated balance sheet. The investment income from Shandong Lurun for FY 2019 recognised in the consolidated income statement of Pipeline Branch’s pipeline natural gas segment were split off from consolidated income statement, with adjustments made to the net assets in the consolidate balance sheet.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

The depreciation and amortisation expense items of Pipeline Branch’s eliminated assets were split off from the consolidated income statement of Pipeline Branch’s pipeline natural gas segment for FY 2019, with adjustments made to the net assets on the consolidated balance shee.

2) Consolidated balance sheet

The balance sheet items of Shandong PetroChina were split off from the consolidated balance sheet of Pipeline Branch’s pipeline natural gas segment as at 31 December 2019, while the internal transactions between Shandong PetroChina and Pipeline Branch’s pipeline natural gas segment offset in the preparation of consolidate balance sheet of the segment were recovered, with adjustments made to the net assets. The carrying amounts of the long-term equity investments in Shandong Lurun held by Pipeline Branch’s pipeline natural gas segment as at 31 December 2019 were split off from the consolidate balance sheet of Pipeline Branch’s pipeline natural gas segment, with adjustments made to the net assets.

The carrying amounts of Pipeline Branch’s eliminated assets as at 31 December 2019 were split off from the consolidate balance sheet of Pipeline Branch’s pipeline natural gas segment, with adjustments made to the net assets.

2.3	Aggregation after elimination of some assets

West Pipeline Branch eliminated some assets (the fixed assets, intangible assets and construction in progress associated with Wangjiagou Oil Depot), Southwest Pipeline Branch (consolidated with a subsidiary PetroChina Guizhou Natural Gas Pipe Network Co., Ltd.* (“中石油贵州天然气管网有限公司”) held by PetroChina but managed by Southwest Pipeline Branch) eliminated some assets (including the fixed assets, intangible assets and prepayments associated with the on-ground oil facilities for Tianshui Sub-line, Longxi Sub-line, Longnan Sub-line, Guigang-Yulin Sub-line of Guangnan Main Branch and An Ning Oil Depot, hereinafter referred to as “Eliminated Assets of Southwest Pipeline Branch”), and West East Gas Pipeline Branch (consolidated with a subsidiary Shengang Natural gas Pipeline Co., Ltd.* (“深港天然气管道有限公司”) held by PetroChina but managed by West East Gas Pipeline Branch, with recognition of the long-term equity investment in an associate Jiangsu Rudong Joint Pipeline Co., Ltd.* (“江苏如东联合管道有限公司”) held by PetroChina but operated by West East Gas Pipeline Branch, together with the relevant investment income) eliminated some assets (the fixed assets and construction in progress associated with the Dinghe Multiple Line) from the preparation of the combined pro-forma financial statements by adjusting the historical financial data of the relevant periods based on the following assumptions:

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

1) Income statement

The depreciation and amortisation expense items of Wangjiagou Oil Depot were split off from the income statement of West Pipeline Branch for FY 2019 with adjustments made to the net assets on the balance sheet.

The depreciation and amortisation expense items of the Eliminated Assets of Southwest Pipeline Branch were split off from the income statement of Southwest Pipeline Branch for FY 2019, with adjustments made to the net assets on the balance sheet.

The depreciation and amortisation expense items of Dinghe Multiple Line were split off from the consolidated income statement of West East Gas Pipeline Branch for FY 2019, with adjustments made to the net assets on the consolidated balance sheet.

2）Balance sheet

The carrying amounts of the fixed assets, intangible assets and construction in progress associated with Wangjiagou Oil Depot as at 31 December 2019 were split off from the balance sheet of West Pipeline Branch, with adjustments made to the net assets.

The carrying amounts of the Eliminated Assets of Southwest Pipeline Branch as at 31 December were split off from the balance sheet of Southwest Pipeline Branch, with adjustments made to the net assets.

The carrying amounts of the fixed assets and construction in progress associated with Dinghe Multiple Line as at 31 December 2019 were split off from the consolidated balance sheet of West East Gas Pipeline Branch, with adjustments made to the net assets.

2.4	Total aggregation of Branches

Pipeline Manager Department, Beijing Oil & Gas Transportation Centre and Shenzhen LNG Manager Department were consolidated into the combined pro-forma financial statements of the Targets by aggregating their financial statements based on the financial date of the relevant period.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

2.5	Aggregation of joint ventures / associates

The long-term equity investments in a joint venture Jiangxi Natural Gas Investment Co., Ltd. * (“江西省天然气投资有限公司”) (“Jiangxi Natural Gas”) and an associate Guangdong Natural Gas Pipe Network Co., Ltd.* (“广东省天然气管网有限公司”) (“Guangdong Pipe Network”) are held by PetroChina but managed by South Natural Gas Sales Branch. Since South Natural Gas Sales Branch is excluded from the acquisition scope, Jiangxi Natural Gas and Guangdong Pipe Network (included into the acquisition scope) were consolidated into the preparation of the combined pro-forma financial statements based on the following assumptions:

1) Income statement

The investment income from Jiangxi Natural Gas and Guangdong Pipe Network recognised by South Natural Gas Sales Branch for FY 2019 were consolidated into the combined pro-forma income statement of the Targets, with adjustments made to the net assets on the combined pro-forma balance sheet.

2）Balance sheet

The carrying amounts of South Natural Gas Sales Branch’s long-term equity investments in Jiangxi Natural Gas and Guangdong Pipe Network as at 31 December 2019 were consolidated into the combined pro-forma balance sheet of the Targets, with adjustments made to the net assets.

2.6	Aggregation of joint ventures after elimination of subsidiaries

The long-term equity investments in a joint venture Fujian Natural Gas Pipe Network Co., Ltd.* (“福建省天然气管网有限责任公司”) (“Fujian Pipe Network”) are held by PetroChina but managed by Fujian Natural Gas Sales Branch. Since Fujian Natural Gas Sales Branch and two subsidiaries (Changting Furan Natural Gas Co., Ltd.* (“长汀福燃天然气有限责任公司”) and Fujian Zhongming Natural Gas Co., Ltd. * (“福建中铭天然气有限责任公司”)) of Fujian Pipe Network are excluded from the acquisition scope, Fujian Pipe Network (included into the acquisition scope) was consolidated into the preparation of the combined pro-forma financial statements based on the following assumptions:

1) Income statement

The investment income from Fujian Pipe Network recognised by Fujian Natural Gas Sales Branch for FY 2019 were consolidated into the combined pro-forma income statement of the Targets, with adjustments made to the net assets on the combined pro-forma balance sheet.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

2) Balance sheet

The carrying amounts of Fujian Natural Gas Sales Branch’s long-term equity investments in Fujian Pipe Network as at 31 December 2019 were consolidated into the combined pro-forma balance sheet of the Targets, with adjustments made to the net assets. The carrying amount of the long-term equity investments in Changting Furan Natural Gas Co., Ltd.* (“长汀福燃天然气有限责任公司”) and Fujian Zhongming Natural Gas Co., Ltd. * (“福建中铭天然气有限责任公司”) held by the parent of Fujian Pipe Network was multiplied by the proportion of Fujian Pipe Network’ equity share held by Fujian Natural Gas Sales Branch, with adjustments made to the long-term equity investments and net assets on the combined pro-forma financial statements.

2.7	Aggregation of assets, liabilities and relevant business

Northwest Sales Branch is excluded from the acquisition scope, however, Nanning Oil Depot (held by Northwest Sales Branch) is included into the acquisition scope. Therefore, the assets, liabilities and relevant business associated with Nanning Oil Depot were consolidated into the preparation of the combined pro-forma financial statements based on the following assumptions:

1) Income statement

The income statement regarding the operation of Nanning Oil Depot for FY 2019 include the depreciation expense, staff costs and maintenance expense directly associated with the business, but exclude unallocated HQ expenses and income tax expense.

2) Balance sheet

The balance sheet regarding the operation of Nanning Oil Depot reflect the assets and liabilities directly associated with the business as at 31 December 2019, which include fixed assets, intangible assets, accounts payable and employee benefits payable.

2.8	Aggregation of relevant assets

The carrying amount (RMB945,300,364.32) of PetroChina’s deferred tax assets as at 31 December 2019 was included into the acquisition scope. The deferred tax assets above mentioned were those recognised on the financial statements of PetroChina for the appreciation of some assessed assets involved in the establishment of PetroChina East Pipeline Co., Ltd.* (“石油东部管道有限公司”) (registration cancellation completed on 30 May 2019 with relevant assets, liabilities and business transferred to PetroChina Pipeline) on 20 May 2014 by PetroChina with the assets and liabilities associated with the West East Gas Lines No. 1 and No. 2 managed by West East Gas Pipeline Branch, and the assets and liabilities associated with the West East Gas Line No. 2 managed by Pipeline Manager Department. The crude oil, oil products and natural gas of PetroChina stored in the oil and natural gas pipelines were also included into the acquisition scope. As at 31 December 2019, there were 3,542,995.40 tonnes, 1,952,469.05 tonnes and 2,171,489,448.48 cubic metres of crude oil, oil products and natural gas inventories, with a carrying amount of RMB11,661,216,620.82, RMB 12,679,556,503.89 and RMB3,357,122,687.35, respectively. The total amout was RMB27,697,895,812.06. The above-mentioned deferred tax assets and inventories were consolidated into the preparation of the combined pro-forma financial statements based on the following assumptions:

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

1) Income statement

The increases and decreases of the above-mentioned deferred tax assets recognised in profits and losses for FY 2019 were included into the tax expense on the combined pro-forma income statements, with an increase of net assets.

2) Balance sheet

The balances of the carrying amounts of the deferred tax assets as at 31 December 2019 on the balance sheet of PetroChina were consolidated into the combined pro-forma balance sheet, with an increase of net assets.

The balances of the inventories as at 31 December 2019 on the balance sheet of PetroChina were consolidated into the combined pro-forma balance sheet, with an increase of net assets.

Pursuant to the relevant requirements of the Notice on Issues Concerning the Local Prepayment of Corporate Income Tax by Second-level Branch Offices of PetroChina & Sinopec (Guo Shui Han [2011] No. 211) issued by the State Administration of Taxation, the second-level branch offices of PetroChina having no qualification for a legal person status shall be subject to 50% of the annual taxable amount in the local CIT withholding. Pipeline Branch, Southwest Pipeline Branch, West East Gas Pipeline Branch, West Pipeline Branch, Pipeline Manager Department, Beijing Oil & Gas Transportation Centre and Shenzhen LNG Manager Department are second-level branch offices of PetroChina having no qualification for a legal person status. The preparation of the combined pro-forma financial statements was based on the assumption that those above-mentioned branches were independent tax payers by recognising the relevant income tax expenses and deferred tax assets and liabilities, with corresponding adjustments made to other payables (reimbursed expenses payable to PetroChina).

In addition, the combined pro-forma financial statements only comprise the Targets’ combined proforma balance sheet as at 31 December 2019, the combined pro-forma income statement for the year then ended and notes to the combined pro-forma financial statements, with combined pro-forma cash flow statement and combined pro-forma statement of changes in owners’ equity and the relevant notes excluded. Therefore, the combined pro-forma financial statements are incomplete and do not contain all accounting policies and notes that should be disclosed in a complete financial statement.

The combined pro-forma financial statements do not include paid-in capitals, capital reserves, other comprehensive incomes, special reserves, surplus reserve and retained earnings and other detailed component items, all of which were consolidated and presented as net assets.

In addition to matters mentioned above, the combined pro-forma financial statements have been prepared in accordance with the accounting policies described in Note 3. These accounting policies are in accordance with the requirements of China Accounting Standards for Business Enterprises Accounting Standards (“CAS”) issued by the Ministry of Finance of the People’s Republic of China (“MOF”).

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(1)	Accounting year

The accounting year is from 1 January to 31 December.

(2)	Measurement attributes

Unless otherwise specified, the historical cost is generally adopted as the measurement basis in the preparation of the combined pro-forma financial statements.

(3)	Functional currency and presentation currency

The Targets’ functional currency is Renminbi and these combined pro-forma financial statements are presented in Renminbi. Functional currency is determined by the Targets on the basis of the currency in which major income and costs are denominated and settled.

*	The official names of these entities are in Chinese. The English translation of the names are for identification purpose only.

3	Significant accounting policies and accounting estimates

(1)	Business combination and the consolidated financial statements

(a)	Business combinations involving enterprises under common control

A business combination involving enterprises under common control is a business combination in which all of the combining enterprises are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets acquired and liabilities assumed are measured based on their carrying amounts in the consolidated financial statements of the ultimate controlling party at the combination date. The difference between the carrying amounts of the net assets acquired and the consideration paid for the combination (or the total face value of shares issued) is adjusted against the capital premium in the capital reserve, with any excess adjusted against retained earnings. Any costs directly attributable to the combination is recognised in profit or loss when incurred. The combination date is the date on which one combining enterprise obtains control of other combining enterprises.

(b)	Business combinations not involving enterprises under common control

A business combination not involving enterprises under common control is a business combination in which all of the combining enterprises are not ultimately controlled by the same party or parties both before and after the business combination. Where (1) the aggregate of the acquisition-date fair value of assets transferred (including the equity interest previously held by the Targets (acquirer) in the acquiree), liabilities incurred or assumed, and equity securities issued by the acquirer, in exchange for control of the acquiree, exceeds (2) the acquirer’s interest in the acquisition-date fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. If (1) is less than (2), the difference is recognised in profit or loss for the current period. The costs of issuing equity or debt securities as a part of the consideration for the acquisition are included in the carrying amounts of these equity or debt securities upon initial recognition. Other acquisition-related costs are expensed when incurred. Any difference between the fair value and the carrying amount of the assets transferred as consideration is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if the recognition criteria are met, are recognised by the Targets at their acquisition-date fair value. The acquisition date is the date on which the acquirer obtains control of the acquiree.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(c)	Consolidated financial statements

The scope of consolidated financial statements is based on control and the consolidated financial statements cover the Targets and their subsidiaries. Control refers to the power the Targets have over an investee, by virtue of which the investor enjoys variable returns by participating in related activities of the investee, and have the ability to use their power over the investee to influence the amount of their returns. The financial position, financial performance and cash flows of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where a subsidiary was acquired during the reporting period, through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements based on the carrying amounts of the assets and liabilities of the subsidiary in the financial statements of the ultimate controlling party as if the combination had occurred at the date that the ultimate controlling party first obtained control. The opening balances and the comparative figures of the consolidated financial statements are also restated.

Where a subsidiary was acquired during the reporting period, through a business combination not involving entities under common control, the identifiable assets and liabilities of the acquired subsidiary are included in the scope of consolidation from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

When the accounting period or accounting policies of a subsidiary are different from those of the Targets, the Targets make necessary adjustments to the financial statements of the subsidiary based on their own accounting period or accounting policies. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated when preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, unless they represent impairment losses that are recognised in the financial statements.

Non-controlling interests are presented separately in the consolidated balance sheet within owners’ equity. Net profit or loss attributable to non-controlling shareholders is presented separately in the consolidated income statement below the net profit line item. Total comprehensive income attributable to non-controlling shareholders is presented separately in the consolidated income statement below the total comprehensive income line item. When the amount of loss for the current period attributable to the non-controlling shareholders of a subsidiary exceeds the non-controlling shareholders’ portion of the opening balance of owners’ equity of the subsidiary, the excess is still allocated against the non-controlling interests. Changes in the interest in a subsidiary without a change in control are accounted for as equity transactions.

When the Targets loss control over a subsidiary, any resulting disposal gains or losses are recognised as investment income for the current period. The remaining equity investment is re-measured at its fair value at the date when control is lost, any resulting gains or losses are also recognised as investment income for the current period.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(2)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can choose to apply be readily withdrawn on demand, and short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(3)	Inventories

Inventories include crude oil, spare parts and fuel material, which are measured at the lower of cost and net realisable value.

Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. Cost of inventories is calculated using the weighted average method.

Cost of inventories transferred out is calculated using the weighted average method; materials in transit include low-value consumables and packaging materials, which are amortised gradually or for one-time, respectively.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for impairment, and is recognised in profit or loss. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale including relevant taxes.

The Targets maintain a perpetual inventory system.

(4)	Long-term equity investments

(a)	Investments in subsidiaries

In the Targets’ combined pro-forma financial statements, subsidiaries are accounted for in accordance with the policies described in Note 3(1)(c).

In the Targets’ separate financial statements, costs of long-term equity investments in subsidiaries are initially measured as follows:

•

The initial cost of a long-term equity investment acquired through a business combination involving enterprises under common control is the Targets’ shares of the carrying amount of the subsidiary’s equity in the consolidated financial statements of the ultimate controlling party at the combination date. The difference between the initial investment cost and the carrying amount of the consideration given is adjusted to the capital premium in the capital reserve, with any excess adjusted to retained earnings.

•

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial cost comprises the aggregate of the fair value of assets transferred, liabilities incurred or assumed, and equity securities issued by the Targets, in exchange for control of the acquiree.

In the Targets’ separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profit distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Targets recognise their shares of the cash dividends or profit distributions declared by the subsidiary as investment income in the current period. The investments in subsidiaries are stated in the balance sheet at cost less allowance for impairment losses (see Note 3(11)).

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(b)	Investments in joint ventures and associates

A joint venture is an arrangement whereby the Targets and other parties have joint control and rights to the net assets of the arrangement.

An associate is an enterprise over whose finance and operation decision-making the Targets have significant influence.

An investment in an associate is initially recognised at the amount of cash paid if the Targets acquire the long-term equity investment by cash.

Long-term equity investments in joint ventures and associates are accounted for using the equity method for subsequent measurement.

Under the equity method:

•

Where the initial cost of a long-term equity investment exceeds the Targets’ interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at cost. Where the initial investment cost is less than the Targets’ interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is recognised in profit or loss.

•

After the acquisition of the investment, the Targets recognise their shares of the investee’s profit or loss and other comprehensive income as investment income or losses and other comprehensive income respectively, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profit distributions, the carrying amount of the investment is reduced by the amount attributable to the Targets. Changes in the Targets’ shares of the investee’s owners’ equity, other than those arising from the investee’s net profit or loss, other comprehensive income or profit distribution (“other changes in owners’ equity”), is recognised directly in the Targets’ equity, and the carrying amount of the investment is adjusted accordingly.

•

In calculating its share of the investee’s net profits or losses, other comprehensive income and other changes in owners’ equity, the Targets recognise investment income and other comprehensive income after making appropriate adjustments to align the accounting policies or accounting periods with those of the Targets based on the fair value of the investee’s identifiable net assets at the date of acquisition. Unrealised profits and losses resulting from transactions between the Targets and its associates or joint ventures are eliminated to the extent of the Targets’ interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Targets and their associates or joint ventures are eliminated in the same way as unrealised gains but only to the extent that there is no impairment.

•

The Targets discontinue recognising their shares of further losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Targets’ net investment in the joint venture or ass If the joint venture or associate subsequently reports net profits, the Targets resume recognising their shares of those profits only after their shares of the profits equals the share of losses not recognised.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

The Targets make provision for impairment of investments in joint ventures and associates in accordance with the principles described in Note 3(11).

(5)	Fixed assets and construction in progress

The Targets’ fixed assets include plants and buildings, machinery equipment, office and other equipment and motor vehicles.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(11)). Construction in progress is stated in the balance sheet at cost less allowance for impairment losses (see Note 3(11)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

Any subsequent costs including the cost of replacing part of an item of fixed assets are recognised as assets when it is probable that the economic benefits associated with the costs will flow to the Targets, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day maintenance of fixed assets are recognised in profit or loss as incurred.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

The cost of a fixed asset, less its estimated residual value and accumulated impairment losses, is depreciated using the straight-line method over its estimated useful life. The estimated useful lives, residual value rates and depreciation rates of each class of fixed assets are as follows:

	Estimated useful life	Residual value rate	Depreciation rate
Plants and buildings	8 - 40 years	5%	2% - 12%
Machinery equipment	8 - 30 years	0% - 5%	3% - 13%
Office and other equipment	8 - 15 years	5%	6% - 12%
Motor vehicles	5 - 12 years	5%	8% - 19%

Useful lives, estimated residual values and depreciation methods are reviewed at least at each year-end.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(6)	Leases

A lease is a contract whereby the lessor conveys to the lessee the right to use an asset in return for a consideration for an agreed period of time.

At inception of a contract, the Targets assess whether a contract is, or contains, a lease. Where a party to a contract assigns the right to control the use of one or more identified assets for a certain period of time in return for consideration, the contract is a lease or includes a lease.

To determine whether a contract transfers the right to control the usage of identified assets within a certain period, the Targets evaluate if:

•

a contract involves the use of the identified assets. Identified assets shall usually be specified in a contract, and may also be implicitly specified when the assets are available for clients. Identified assets shall also be physically distinguishable, or where a certain part of production capacity of assets and other parts of assets are physically indistinguishable, but it substantially represents the full capacity of the assets, thereby giving clients almost all of the economic benefits arising from the use of the assets. If the supplier of the assets has substantial right to replace the assets throughout the period of use, the assets shall not be identified assets;

•	whether the lessee to the contract has the right to use almost all of the economic benefits arising from the use of the identified assets during the period of use;

•	whether the lessee has the right to dominate the use of identified assets during the period of use.

Where a contract concurrently contains multiple separate leases, the lessee and lessor shall split the contract and conduct accounting treatment respectively for each separate lease. Where a contract concurrently includes both lease components and non-lease components, the lessee and lessor shall split the lease components and non-lease components for accounting purpose. However, the Targets, as the lessees to leases of plant & buildings, elect not to split the lease components and non-lease component contained in a contract, and to combine each lease components and the relevant non-lease components into a lease. In separating the lease components and non-lease components in a contract, the lessee allocates the consideration in the contact to each lease component on the basis of: (1) the relative stand-alone price of each lease component; and (2) the aggregate stand-alone price of the non-lease components. The lessor allocates the consideration in the contract in accordance with the accounting policy in Note 3(16).

(a)	The Targets as the lessees

At the commencement date, the Targets recognise ROU assets and lease liabilities for leases. ROU assets shall be initially measured at cost, which includes the initial measurement amount of the lease liability; the amount of lease payments made on or before the commencement date of the lease (deducted by received lease incentives); the initial direct expenses incurred by a lessee; and the expected costs of the lessee for dismantling and removing the leased assets, restoring the premises where the leased assets are located or restoring the leased assets to the status agreed in the leasing clauses.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

The Targets depreciate the ROU assets by using the straight-line method. Where the Targets are reasonably certain that they will obtain the ownership of the leased assets upon expiry of the lease term, the leased assets shall be depreciated over its residual useful life. Otherwise, the leased asset shall be depreciated over the lease term or the residual useful life of the leased assets, whichever is shorter. Impairment losses of ROU assets are accounted for in accordance with the accounting policy described in Note 3(11).

Lease liabilities are measured at the present value of lease payments unpaid on the commencement date of the lease, discounted by using the interest rate implicit in the lease, or by using the incremental borrowing rate if it is unable to determine the implicit rate.

The Targets calculate the interest expense of the lease liability during each period of the lease term by using the fixed periodic interest rate, and charge it in the current loss and profit. Variable lease payments not included in the measurement of the lease liability are included into the profit or loss or relevant asset costs during the period when incurred.

After the commencement date of the lease, the Targets remeasure the lease liability based on the present value of the changed lease payments under the following circumstances:

•	Movements in the expected amount of lease payments based on the guaranteed residual value;

•	Movements in the indicators or rates used in determination of lease payables;

•

Movements in the results of evaluation on the purchase option, renewal option or termination option, or inconsistency between the actual exercising of the renewal option or termination option and the original evaluation results.

In re-measuring a lease liability, the Targets make a corresponding adjustment to the carrying amount of the ROU asset. Where the carrying amount of the ROU asset has been reduced to zero, but the lease liability still needs to be further reduced, the Targets include the residual amount in the current loss and profit.

The Targets have elected not to recognised ROU assets and lease liabilities for short-term lease (with a lease term no more than 12 months) and low-value leases, and elected to charge the lease payments to current profit or loss or relevant asset costs over each lease term by using the straight-line method.

(b)	The Targets as the lessors

A lease is classified as either a finance lease or an operating lease at the inception of the lease. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of a leased asset to the lessee, irrespective of whether the legal title to the asset is eventually transferred. An operating lease is a lease other than a finance lease. The Targets have no material finance leases.

The Targets, as the lessors of sub-leases, shall classify the sub-leases based on the ROU assets generated by the initial leases other than the underlying assets under the initial lease. If the initial lease is a short-term lease and the Targets elect to apply the expedient method in the initial lease, the sub-lease shall be classified as an operating lease.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

Lease receivables from operating leases is recognised as rental income using the straight-line method over the lease term. The initial direct expenses related to the operating leases are capitalised and allocated in profit or loss over the lease term on the same basis as the rental income. Variable lease payments not included in the measurement of the lease liability are included into the profit or loss during the period when incurred.

(7)	Intangible assets

Intangible assets include land use right and software and others, which are measured at cost.

Intangible assets are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see Note 3(11)).

For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised using the straight-line method over its estimated useful life. The respective amortisation periods for such intangible assets are as follows:

Amortisation period
Land use rights	40 - 50 years
Software and others	4 - 5 years

Objectives Expenditure on an internal research and development project is classified into expenditure during the research phase and expenditure during the development phase. Expenditure on research phase is expensed when incurred. Expenditure on development phase is capitalised if development costs can be measured reliably, the product or process is technically and commercially feasible, and the Targets intend to and have sufficient resources to complete development. Capitalised development costs are stated in the balance sheet at cost less impairment losses (see Note 3(11)). Other development expenditure is recognised as an expense in the period in which it is incurred.

(8)	Goodwill

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving enterprises under common control.

Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (see Note 3(11)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal.

(9)	Long-term deferred expenses

Long-term deferred expenses refer to incurred various expenses which are spread over a period of more than one year for current year and subsequent periods and are amortised over their beneficial periods. Long-term deferred expenses are presented at the net amount of cost less accumulated amortisation.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(10)	Financial instruments

Financial instruments include cash at bank and on hand, receivables, payables, loans and capital shares.

(a)	Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognised in the balance sheet when the Targets become a party to the contractual provisions of a financial instrument.

Financial assets and financial liabilities are measured initially at fair value except for account receivables for insignificant financing component. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. Accounts receivable containing no significant financing component are measured initially at transaction prices determined by the accounting policies set out in note 3(16).

(b)	Classification and subsequent measurement of financial assets

(i)	Classification of financial assets

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortised cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless the Targets change their business models for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset not designated as at FVTPL is measured at amortised cost if both of the following conditions are satisfied:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Targets may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an item by item basis and the relevant investment shall meet the definition of equity investment from the perspective of the issuer.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Targets may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The business model refers to how the Targets manage their financial assets in order to generate cash flows. That is, the Targets’ business models determine whether cash flows will result from collecting contractual cash flows, selling financial assets or both. The Targets determine the business models for managing the financial assets according to the facts and based on the specific business objective for managing the financial assets determined by the Targets’ key management personnel.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Targets consider the contractual terms of the instrument. For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Targets also assess whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

(ii)	Subsequent measurement of financial assets

•	Financial assets at FVTPL

Subsequent to initial recognition, the financial assets are subsequently measured at fair value. Gains and losses (including interest and dividend income) are recognised in profit or loss, unless the financial assets are part of a hedging relationship.

•	Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. A gain or loss on a financial asset that is measured at amortised cost and is not part of a hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, through the amortisation process or in order to recognise impairment gains or losses.

•	Debt investments at FVOCI

After initial recognition, the financial assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in other comprehensive income. Upon derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

•	Equity investments at FVOCI

After initial recognition, the financial assets are subsequently measured at fair value. Dividend income, other gains or losses are recognised in other comprehensive income. Upon derecognition, gains or losses accumulated in other comprehensive income are reclassified to retained earnings.

(c)	Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortised cost.

•	Financial liabilities at FVTPL

These financial liabilities are financial liabilities held for trading (includes derivative financial instruments) and financial liabilities designated at fair value through profit or loss.

After initial recognition, the financial liabilities are subsequently measured at fair value. Gains and losses are recognised in profit or loss, unless the financial assets are part of a hedging relationship.

•	Financial liabilities at amortised cost

Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

(d)	Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

•	the Targets have legally enforceable rights to set off the recognised amounts; and

•	the Targets intend either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously.

(e)	Derecognition of financial assets and financial liabilities

A financial asset is derecognised when one of the following conditions is met:

•	the Targets’ contractual rights to the cash flows from the financial asset expire;

•	the financial asset has been transferred and the Targets transfer substantially all of the risks and rewards of ownership of the financial asset; or

•

the financial asset has been transferred, although the Targets neither transfer nor retain substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss:

•	the carrying amount of the financial asset transferred measured at the date of derecognition;

•

the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognised directly in other comprehensive income for the part derecognised.

The Targets derecognise a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished.

(f)	Impairment

The Targets recognise loss allowances for expected credit loss (ECL) on:

•	financial assets measured at amortised cost;

•	Contract assets;

•	Debt investments at FVOCI.

The expected credit loss model is not applied to financial instruments measured at fair value held by the Targets, including financial assets at FVTPL, equity instrument investments designated at FVOCI, and derivative financial assets .

(i)	Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses for financial instruments with a risk of default. Credit loss is the difference between all cash flows that are due to an enterprise in accordance with the contract and all the cash flows that the enterprise expects to receive (i.e. all cash shortfalls), discounted at the original effective interest rate.

The maximum period to be considered when measuring expected credit losses is the maximum contractual period (including extension options) over which the Targets are exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month expected credit losses are a portion of lifetime expected credit losses that represent the expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of a financial instrument is less than 12 months).

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

For accounts receivable and contract assets, loss allowance always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Targets’ historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For assets with lower credit risks (no significant increase in credit risks since the initial recognition), loss allowance is measured at an amount equal to 12-month ECLs. For accounts receivable and contract assets, the Targets recognise a loss allowance equal to their lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, the Targets consider reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information.

(ii)	Financial instruments with lower credit risks

The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

(iii)	Significant increase in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Targets compare the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

(iv)	Credit-impaired financial assets

At each balance sheet date, the Targets assess whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the Targets, for economic or contractual reasons relating to the debtor’s financial difficulty, granting to the debtor a concession that the Targets would not otherwise consider;

•	it is probable that the debtor will enter bankruptcy or other financial reorganisation；

•	the disappearance of an active market for that financial asset because of financial difficulties faced by the issuer or debtor;

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(v)	Credit-impaired financial assets

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any resulted increase or reversal of loss allowance is recognised as impairment gains or losses in profit or loss. For financial assets measured at amortised cost, loss allowance offsets the carrying amount of the financial assets presented in the balance sheet; for debt instruments measured at FVOCI, the Targets recognise the loss allowance in other consolidated income and do not offset the carrying amount of the financial asset.

(vi)	Credit-impaired financial assets

The carrying amount of a financial asset is written down (fully or partially) to the extent that there is no realistic prospect of recovery of the financial asset’s contractual cash flows. Such reduction constitutes the derecognition of the relevant financial asset. This is generally the case when the Targets determine that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, the written-down amount may still be under the impact from the activities performed by the Targets to collect payment past due.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(vii)	Presentation of ECL allowance

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any resulted increase or reversal of loss allowance is recognised as impairment gains or losses in profit or loss. For financial assets measured at amortised cost, loss allowance offsets the carrying amount of the financial assets presented in the balance sheet; for debt instruments measured at FVOCI, the Targets recognise the loss allowance in other consolidated income and do not offset the carrying amount of the financial asset.

(viii)	Written-off

The carrying amount of a financial asset is written down (fully or partially) to the extent that there is no realistic prospect of recovery of the financial asset’s contractual cash flows. Such reduction constitutes the derecognition of the relevant financial asset. This is generally the case when the Targets determine that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, the written-down amount may still be under the impact from the activities performed by the Targets to collect payment past due.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(11)	Impairment of assets

Impairment of long-term assets

The carrying amounts of the following assets are reviewed at each balance sheet date based on internal and external sources of information to determine whether there is any indication of impairment:

•	fixed assets

•	construction in progress

•	right-of-use assets

•	intangible assets

•	goodwill

•	long-term deferred expenses

•	long-term equity investments

If any indication exists, the recoverable amount of the asset is estimated. In addition, the Targets estimate the recoverable amounts of intangible assets not ready for use at least annually and the recoverable amounts of goodwill at each year-end, irrespective of whether there is any indication of impairment. Goodwill is allocated to each asset group, or set of asset groups, that is expected to benefit from the synergies of the combination for the purpose of impairment testing.

An asset group is composed of assets directly related to cash generation and is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups.

The recoverable amount of an asset (or asset group or set of asset groups) is the higher of its fair value (see Note 3(12)) less costs to sell and its present value of expected future cash flows.

The present value of expected future cash flows of an asset is determined by discounting the future cash flows, estimated to be derived from continuing use of the asset and from its ultimate disposal, to their present value using an appropriate pre-tax discount rate.

An impairment loss is recognised in profit or loss when the recoverable amount of an asset is less than its carrying amount. A provision for impairment of the asset is recognised accordingly. Impairment losses related to an asset group or a set of asset groups are allocated first to reduce the carrying amount of any goodwill allocated to the asset group or set of asset groups, and then to reduce the carrying amount of the other assets in the asset group or set of asset groups on a pro rata basis. However, such allocation would not reduce the carrying amount of an asset below the highest of its fair value less costs to sell (if measurable), its present value of expected future cash flows (if determinable) and zero.

Once an impairment loss is recognised, it is not reversed in a subsequent period.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(12)	Fair value measurement

Unless otherwise specified, the Targets measure fair value as follows:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When measuring fair value, the Targets take into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

(13)	Employee benefits

(a)	Short-term employee benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or accrued at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(b)	Post-employment benefits - defined contribution plans

Post-employment benefits - Pursuant to the relevant laws and regulations of the People’s Republic of China, the Targets participated in a defined contribution basic pension insurance plan in the social insurance system established and managed by government organisations. The Targets make contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

In addition, the Targets also participated in corporate pension scheme approved by relevant Chinese authority and their contributions to the pension scheme are charged in the current profit and loss when incurred.

Currently, the Targets assume no material additional obligations to pay other post-employment benefits.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(14)	Income tax

Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to a business combination or items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset only if the Targets have legally enforceable rights to set them off and also intend either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively. being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, which include the deductible tax losses and tax credits carried forward to subsequent periods. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is not recognised for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss). Deferred tax is not recognised for taxable temporary differences arising from the initial recognition of goodwill.

At the balance sheet date, deferred tax is measured based on the tax consequences that would follow from the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates enacted at the balance sheet date that are expected to be applied in the period when the asset is recovered or the liability is settled.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date, and is reduced to the extent that it is no longer probable that the related tax benefits will be utilised. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all of the following conditions are met:

•	the taxable entity has a legally enforceable right to offset current tax liabilities and assets, and

•

they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities which intend either to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(15)	Provisions

A provision is recognised for an obligation related to a contingency if the Targets have a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows.

(16)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Targets’ ordinary activities when the inflows result in increase in shareholders’ equity, other than increase relating to contributions from shareholders.

Revenue is recognised when the Targets satisfy the performance obligation in the contract by transferring the control over relevant goods or services to the customers.

Where a contract has two or more performance obligations, the Targets determine the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Targets recognise as revenue the amount of the transaction price that is allocated to each performance obligation.

The transaction price is the amount of consideration to which the Targets expect to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Targets recognise the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The consideration which the Targets expect to refund to the customer is recognised as refund liabilities and excluded from transaction price.

The Targets satisfy a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time:

•	the customer simultaneously receives and consumes the benefits provided by the Targets’ performance as the Targets perform;

•	the customer can control the asset created or enhanced during the Targets’ performance; or

•	the Targets’ performance does not create an asset with an alternative use to it and the Target have an enforceable right to payment for performance completed to date.

For performance obligation satisfied over time, the Targets recognise revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Targets expect to recover the costs incurred in satisfying the performance obligation, the Targets recognise revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

For performance obligation satisfied at a point in time, the Targets recognise revenue at the point in time at which the customer obtains control of relevant goods or services.

To determine whether a customer has obtained control of goods or services, the Targets consider the following indicators:

•	the Targets have a present right to payment for the goods or services;

•	the Targets have transferred physical possession of the goods to the customer;

•	the Targets have transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and

•	the customer has accepted the goods or services.

A contract asset is the Targets’ right to consideration in exchange for goods or services that they have transferred to a customer when that right is conditional on something other than the passage of time. Contract assets are depreciated on the basis of expected credit losses (see Note 3(10)(f)(i)). Accounts receivable is the Targets’ right to consideration that is unconditional (only the passage of time is required). A contract liability is the Targets’ obligation to transfer goods or services to a customer for which for which the Targets have received consideration (or an amount of consideration is due) from the customer.

The following is the description of accounting policies regarding revenue from the Targets’ principal activities:

(a)	Sales of goods

Revenue is recognised when the control over relevant goods has been obtained by the customers, i.e. the customers can take a lead in the use of the goods and can obtain significantly all the economic benefits from the use of the goods.

(b)	Income from pipeline transportation services

The Targets provide pipeline transportation services to external parties. the customer receives and consumes the benefits provided by the Targets’ performance of obligation over a period. Therefore, income is recognised based on the progress of the performance obligation.

(17)	Government grants

Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Bank except for capital contributions from the government in the capacity as an investor in the Targets.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Targets will comply with the conditions attaching to the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

A government grant related to an asset is recognised as deferred income and amortised over the useful life of the related asset on a reasonable and systematic manner as other income or non-operating income. A grant that compensates the Targets for expenses or losses to be incurred in the future is recognised as deferred income, and included in other income or non-operating income in the periods in which the expenses or losses are recognised. Otherwise, the grant is included in other income or non-operating income directly.

(18)	Specific reserve

The Targets recognise a safety fund in the specific reserve pursuant to relevant government regulations, with a corresponding increase in the costs of the related products or expenses.

When the safety fund is subsequently used for revenue expenditure, the specific reserve is reduced accordingly. On utilisation of the safety fund for fixed assets, the specific reserve is reduced as the fixed assets are recognised, which is the time when the related assets are ready for their intended use; in such cases, an amount that corresponds to the reduction in the specific reserve is recognised in accumulated depreciation with respect to the related fixed assets. As a consequence, such fixed assets are not depreciated in subsequent periods.

(19)	Borrowing costs

Borrowing costs incurred directly attributable to the acquisition and construction of a qualifying asset are capitalised as part of the cost of the asset. Other borrowing costs are recognised as financial expenses when incurred.

During the capitalisation period, the amount of interest (including amortisation of any discount or premium on borrowing) to be capitalised in each accounting period is determined as follows:

•

Where funds are borrowed specifically for the acquisition and construction of a qualifying asset, the amount of interest to be capitalised is the interest expense calculated using effective interest rates during the period less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset.

•

To the extent that the Targets borrow funds generally and use them for the acquisition and construction of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the weighted average of the excess amounts of cumulative expenditure on the asset over the above amounts of specific borrowings. The capitalisation rate is the weighted average of the interest rates applicable to the general-purpose borrowings.

The capitalisation period is the period from the date of commencement of capitalisation of borrowing costs to the date of cessation of capitalisation, excluding any period over which capitalisation is suspended. Capitalisation of borrowing costs commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities of acquisition and construction that are necessary to prepare the asset for its intended use are in progress, and ceases when the assets become ready for their intended use. Capitalisation of borrowing costs is suspended when the acquisition and construction activities are interrupted abnormally for a period of more than three months.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(20)	Significant accounting estimates

Notes 3(5) and (7) contain information about the accounting estimates relating to depreciation and amortisation of assets such as fixed assets and intangible assets. Notes 7, 9, 10, 15, 16, 17 and 18 contain information about the accounting estimates relating to provisions for impairment of various types of assets. Other significant accounting estimates are as follows:

Deferred tax assets

As described in Note 3(14), the carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefits will be utilised. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available. The estimate of the future taxable income will affect the amount recognised for the deferred tax assets of the Targets.

4	Changes in accounting policies

(1)	Description and reasons of changes in accounting policies

In 2019, the Targets have adopted the following revised accounting standards issued by the MOF recently:

•	CAS No.21 – Leases (Revised) (“new leases standard”)

(2)	Major impact of changes in accounting policies

(a)	New leases standard

New leases standard has revised CAS No.21 – Leases issued by the MOF in 2006 (“previous leases standard”). The Targets have applied new leases standard since 1 January 2019 and have adjusted the related accounting policies.

New leases standard refines the definition of a lease. The Targets assess whether a contract is or contains a lease in accordance with the definition in new leases standard. For contracts existed before the date of initial application, the Targets have elected not to reassess whether a contract is or contains a lease at the date of initial application and surplus.

•	As a lessee

Under previous leases standard, the Targets classify leases as operating or finance leases based on its assessment of whether the lease transfers significantly all of the risks and rewards incidental to ownership of the underlying asset to the Targets.

Under new leases standard, the Targets no longer distinguish between operating leases and finance leases. The Targets recognise right-of-use assets and lease liabilities for all leases (except for short-term leases and leases of low-value assets which are accounted for using practical expedient).

For a contract that contains lease and non-lease components, the Targets allocate the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

The Targets have elected to recognise the cumulative effect of adopting new leases standard as an adjustment to the opening balances of retained earnings and other related items in the financial statement in the initial year of application. Comparative information has not been restated.

For leases classified as operating leases before the date of initial application, lease liabilities were measured at the present value of the remaining lease payments, discounted using the Targets’ incremental borrowing rate at the date of initial application. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Targets use the following practical expedients to account for leases classified as operating leases before the date of initial application:

•	accounted for the leases for which the lease term ends within 12 months of the date of initial application as short-term leases;

•	applied a single discount rate to leases with similar characteristics when measuring lease liabilities;

•	excluded initial direct costs from measuring the right-of-use assets;

•	determined the lease term according to the actual implementation or other updates of options before the date of initial application if the contract contains options to extend or terminate the lease;

•

adjusted the right-of-use assets by the amount of onerous contract provision applying CAS No.13 – Contingencies immediately before the date of initial application, as an alternative to an impairment review;

•	accounted for lease modifications before the initial year of application according to the final arrangement of the change under new leases standard without retrospective adjustments.

For leases classified as finance leases before the date of initial application, the right-of-use asset and the lease liability are measured at the original carrying amount of the assets under finance lease and obligations under finance leases at the date of initial application.

•	As a lessor

Under new leases standard, the Targets, as the lessor of a sub-lease, are required to assess the classification of the sub-lease with reference to the right-of-use asset, not the underlying asset. The Targets reassess sub-leased that were classified as operating leases and are ongoing at the date of initial application on the basis of the remaining contractual terms and conditions of the head lease and sub-lease at the date of initial application and determined the classification of sub-lease applying this standard. For subleases that were classified as finance leases, the Targets accounted for the sub-lease as a new finance lease.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

The Targets are not required to make any adjustments to the opening balances of retained earnings and other related items in the financial statements in the initial year of application and surplus for leases for which it acts as a lessor. The Targets have applied new leases standard since the date of initial application.

The Targets apply the requirements of transaction price allocation under the new revenue standard to allocate consideration in the contract to each lease and non-lease component under new leases standard.

•	Effect of the application of new leases standard since 1 January 2019 on financial statements

Since the Targets applied the new leases standard, the Targets recognised the right-of-use assets of RMB3,462,894,689.18 and the lease liabilities of RMB3,353,747,370.48 as at 1 January 2019.

5	Taxation

(1)	The types of taxes applicable to the Targets’ rendering of services include value added tax (VAT), urban maintenance and construction tax, education surcharges and local education surcharges, etc.

Tax Name	Tax basis and applicable rate
VAT	Output VAT is 9% of taxable pipeline transportation revenue (10% before 1 April 2019), 13% of product sales (16% before 1 April 2019) and 6% of taxable interest income, based on tax laws. The basis for VAT payable is to deduct input VAT from the output VAT for the period.

Urban maintenance and construction tax	7% of the VAT paid

Education surcharges	3% of the VAT paid

Local education surcharges	2% of the VAT paid

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(2)	Income tax

The statutory income tax rate for the Targets is 25%.

Except for the preferential tax treatment stated below, the tax rates for the Targets for 2019 is 25%.

Branches and subsidiaries that are entitled to preferential tax treatment are as follows:

Name of enterprises	Preferential rate	Reason
PetroChina Northwest Joint Pipeline Company Limited	15%	The enterprise participating in Western China Development

PetroChina Pipeline West Branch	15%	The enterprise participating in Western China Development

Southwest Pipeline Branch	15%	The enterprise participating in Western China Development

PetroChina Guizhou Natural Gas Pipe Network Co., Ltd.	15%	The enterprise participating in Western China Development

According to the Notice on Issues Concerning Relevant Tax Policies in Deepening the Implementation of the Western Development Strategy (Cai Shui [2011] No.58), from 1 January 2011 to 31 December 2020, the corporate income tax imposed upon any enterprise established in western regions and included among the encouraged industries shall be collected at the reduced rate of 15%. The corporate income tax of the above branches and subsidiaries is calculated and paid at the applicable preferential rate of 15%.

(3)	Taxes payable

31 December 2019
VAT payable	69,589,016.30
Income tax payable	462,528,099.12
Others	144,469,225.95

Total	676,586,341.37

6	Cash at bank and on hand

31 December 2019
Deposits with banks	1,865,576,686.39

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

7	Accounts receivable

31 December 2019
Accounts receivable	829,560,665.72
Less: Provision for bad and doubtful debts	(490,549.24)

Total	829,070,116.48

The ageing analysis of accounts receivable is as follows:

31 December 2019
Within 1 year (inclusive)	829,560,665.72
Over 1 year but within 2 years (inclusive)	—
Over 2 years but within 3 years (inclusive)	—
Sub-total	829,560,665.72
Less: Provision for bad and doubtful debts	(490,549.24)

Total	829,070,116.48

The ageing is counted starting from the date when accounts receivable are recognised.

The Targets always measure the impairment losses for accounts receivable at an amount equal to lifetime ECLs. The loss given default is measured based on the actual credit loss experience during the expected lifetime of accounts receivable, taking into consideration the differences among the economic conditions during the historical data collection period, the current economic conditions and the economic conditions during the expected lifetime. The Targets calculate the loss given default based on different customer groups.

The loss given default is measured based on the actual credit loss experience during the expected lifetime of accounts receivable, and is adjusted taking into consideration the differences among the economic conditions during the historical data collection period, the current economic conditions and the economic conditions during the expected lifetime.

8	Prepayments

(1)	Prepayments by category:

31 December 2019
Prepayments for materials, supplies and goods	40,917,890.19
Others	542,441,927.67

Total	583,359,817.86

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(2)	The ageing analysis of prepayments is as follows:

31 December 2019
Within 1 year (inclusive)	404,936,586.44
Over 1 year but within 2 years (inclusive)	173,533,905.54
Over 2 years but within 3 years (inclusive)	2,710,021.88
Over 3 years	2,179,304.00

Total	583,359,817.86

The ageing is counted starting from the date when prepayments are recognised.

9	Other receivables

	Note	31 December 2019
Interests receivable		10,082,217.86
Others	(1)	22,322,359,543.43

Total		22,332,441,761.29

(1)	Others

(a)	Analysis by customer type is as follows:

31 December 2019
Amounts due from PetroChina	22,208,109,029.90
Amounts due from CNPC	55,567,579.97
Others	72,575,832.65

Sub-total	22,336,252,442.52
Less: Provision for bad and doubtful debts	(13,892,899.09)

Total	22,322,359,543.43

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(b)	The ageing analysis is as follows:

31 December 2019
Within 1 year (inclusive)	22,267,421,680.21
Over 1 year but within 2 years (inclusive)	1,453,209.39
Over 2 years but within 3 years (inclusive)	50,124,076.20
Over 3 years	17,253,476.72

Sub-total	22,336,252,442.52
Less: Provision for bad and doubtful debts	(13,892,899.09)

Total	22,322,359,543.43

The ageing is counted starting from the date when other receivables are recognized.

(c)	Analysis by nature is as follows:

	Note	31 December 2019
Revolving entrusted loans	(1)	18,158,692,426.78
Internal deposits receivable	(2)	4,049,416,567.12
Deposits		53,002,655.46
Others		75,140,793.16

Sub-total		22,336,252,442.52
Less: Provision for bad and doubtful debts		(13,892,899.09)

Total		22,322,359,543.43

(1)

Revolving entrusted loans represent the revolving entrusted loans issued by the Targets to PetroChina through China Petroleum Finance Company Limited. The interest rate of the loans is 20% above the interest rate for one-year time deposits, and the annual interest rate for 2019 is 1.8%.

(2)	Internal deposits receivable are the internal deposits placed with PetroChina for centralised management of funds, with the annual interest rate of 1.8% in 2019.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

10	Inventories

An analysis of inventories of the Targets by category is as follows:

31 December 2019
Ground laying oil and gas	27,697,895,812.06
Crude oil	66,011.97
Spare products or parts	1,553,325,123.19

Sub-total	29,251,286,947.22
Less: Provision for impairment of inventories	(85,165,435.06)

Total	29,166,121,512.16

An analysis of provision for impairment of inventories of the Targets is as follows:

	Balance at 1 January 2019	Provision made for the year	Written back during the year		Balance at 31 December 2019
			Reversals	Transferred out
Spare products or parts	(133,878,548.17)	—	203,393.30	48,509,719.81	(85,165,435.06)

11	Other current assets

31 December 2019
VAT to be deducted	839,073,381.12
Others	74,751,123.71

Sub-total	913,824,504.83
Less: Provision for impairment	—

Total	913,824,504.83

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

12	Long-term equity investments

As at 31 December 2019, the investments were as follows:

	Note	31 December 2019
Investments in joint ventures	(1)	448,603,851.28
Investment in associates	(2)	1,189,418,532.24

Total		1,638,022,383.52

(1)

(1)	As at 31 December 2019, details of the joint ventures are as follows:

Name of enterprise	Principal place of business	Registered place	Registered capital	Shareholding percentage	Business nature	Is it strategic to theTargets’ activities
Jiangsu Rudong Joint Pipeline Co., Ltd.	Nantong	Nantong	400,000,000.00	50	Construction of oil and gas pipelines	No
Jiangxi Natural Gas Investment Co., Ltd.	Nanchang	Nanchang	400,000,000.00	50	Planning, investments, construction and management of natural gas pipeline network	No
Fujian Natural Gas PipeNetwork Co., Ltd.	Fuzhou	Fuzhou	141,060,000.00	50	Pipeline gas, bottled gas, gas stations for gas fired automobiles, other operating activities related to gas	No

(2)	As at 31 December 2019, details of the associates are as follows:

Name of enterprise	Principal place of business	Registered place	Registered capital	Shareholding percentage	Business nature	Is it strategic to the Targets’ activities
Guangdong Natural Gas Pipe Network Co., Ltd.	Guangzhou	Guangzhou	3,984,615,384.61	23	Procurement, sale, transportation of the natural gas and related business	No

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

13	Fixed assets

	Plant & buildings	Machinery & equipment	Office & other equipment	Motor vehicles	Total
Cost
Balance at 31 December 2019	13,270,929,904.75	351,329,587,650.68	1,983,649,445.83	978,162,246.55	367,562,329,247.81

Less: Accumulated depreciation
Balance at 31 December 2019	(3,582,620,231.51)	(118,846,836,658.37)	(1,060,464,911.40)	(738,279,063.66)	(124,228,200,864.94)

Less: Provision for impairment
Balance at 31 December 2019	(22,366,391.72)	(490,314,756.48)	—	—	(512,681,148.20)

Carrying amount
At 31 December 2019	9,665,943,281.52	231,992,436,235.83	923,184,534.43	239,883,182.89	242,821,447,234.67

As at 31 December 2019, the building ownership certificates for the plant and buildings with the net book value of RMB2,766,578,247.22 have not been obtained.

14	Construction in progress

	Note	31 December 2019
Construction in progress	(1)	29,129,571,517.01
Construction materials		1,443,223,335.94

Total		30,572,794,852.95

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(1)	Construction in progress

Cost
Balance at 31 December 2019	29,483,912,164.07

Less: Provision for impairment
Balance at 31 December 2019	(354,340,647.06)

Carrying amount
Balance at 31 December 2019	29,129,571,517.01

Movement of major construction in progress projects of the Targets of 2019

Project name	Balance at 31 December 2018	Increased during the year	Transfers to fixed assets	Other decreases	Balance at 31 December 2019
Jinzhou–Zhengzhou Refined Product Pipeline	11,101,403,790.13	425,339,181.15	(8,310,324.81)	—	11,518,432,646.47
China–Russia East Route Natural Gas Pipeline (Heihe–Changling Section)	6,607,871,885.42	2,670,910,128.47	(7,845,757,864.78)	(30,585,049.36)	1,402,439,099.75
China–Russia East Route Natural Gas Pipeline (Changling–Yongqing Section)	94,537,612.53	5,332,164,891.05	(1,271,309,770.01)	—	4,155,392,733.57
West-East Natural Gas Line 3 Fujian and Guangdong Branch Line	816,870,256.46	2,193,274,509.25	(1,221,146.36)	—	3,008,923,619.35

15	Intangible assets

	Land use rights	Computer software & others	Total
Cost
Balance at 31 December 2019	3,813,999,757.35	993,061,562.34	4,807,061,319.69
Less: Accumulated amortisation
Balance at 31 December 2019	(567,417,073.96)	(590,918,397.09)	(1,158,335,471.05)
Carrying amounts
At 31 December 2019	3,246,582,683.39	402,143,165.25	3,648,725,848.64

As at 31 December 2019, the land use right certificates of the land use rights with the net book value of RMB711,818,082.71 have not been obtained.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

16	Goodwill

Cost
Balance at 31 December 2018 and 31 December 2019	38,113,766,199.97
Less: Provision for impairment
Balance at 31 December 2018 and 31 December 2019	(3,709,136,274.64)

Carrying amount
At 31 December 2018 and 31 December 2019	34,404,629,925.33

Goodwill mainly related to the acquisition of Petrochina Pipeline United Co., Ltd. in 2015.

The goodwill should be tested for impairment with the asset groups associated with it. The recoverable amount of an asset group is determined based on the higher of the asset’s fair value less costs to sell and its present value of expected future cash flows. The cash flow is projected based on the financial budgets prepared by management. The after-tax discount rate adopted at 31 December 2019 ranged from 7.07% to 7.38%, which reflected the specific risks associated with the asset group.

17	Long-term deferred expenses

31 December 2019
Leasehold improvements	602,052,376.98
Others	24,119,575.92
Less: Provision for impairment	—

Total	626,171,952.90

18	Deferred tax assets

	Deferred tax assets
	Balance at 1 January 2019	Current year increase / decrease charged to profit or loss	Current year increase / decrease recognised directly in equity	Balance at 31 December 2019
Provision for bad and doubtful debts	75,408.86	47,228.45	—	122,637.31
Provision for impairment of inventories	20,788,565.39	(7,317,076.45)	—	13,471,488.94
Depreciation of fixed assets	76,919,681.25	(2,454,564.87)	—	74,465,116.38
Provision for impairment of fixed assets, construction materials and construction in progress	221,331,152.40	(92,385.05)	—	221,238,767.35
Amortisation of intangible assets	1,942,722.76	(922,787.40)	—	1,019,935.36
Employee benefits payable	25,748,830.36	4,257,036.04	—	30,005,866.40
Deferred income	10,774,310.26	3,626,244.76	—	14,400,555.02
Revaluation for value added	1,157,146,870.20	(211,846,505.88)	—	945,300,364.32
Others	7,333,915.27	1,948,120.97	—	9,282,036.24

Total	1,522,061,456.75	(212,754,689.43)	—	1,309,306,767.32

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

19	Other non-current assets

31 December 2019
Prepayments for construction and equipment	2,458,557,721.73
Input tax to be deducted	1,595,110,719.01
Others	24,063,301.08
Sub-total	4,077,731,741.82
Less: The portion due within one year	—

Total	4,077,731,741.82

20	Accounts payable

(1)	Accounts payable by customer type:

31 December 2019
CNPC	1,243,672,289.45
PetroChina	901,500,680.46
Third parties	9,483,637,721.80

Total	11,628,810,691.71

(2)	The ageing analysis of accounts payable is as follows:

31 December 2019
Within 1 year (inclusive)	11,246,586,136.11
Over 1 year but within 2 years (inclusive)	257,024,643.42
Over 2 years but within 3 years (inclusive)	30,028,336.07
Over 3 years	95,171,576.11

Total	11,628,810,691.71

The ageing is counted starting from the date when accounts payable are recognised.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

21	Employee benefits payable

	Note	31 December 2019
Short-term employee benefits	(1)	310,556,011.83
Post-employment benefits - defined contribution plans	(2)	1,290,066.36

Total		311,846,078.19

(1)	Short-term employee benefits

	Balance at 1 January 2019	Accrued during the year	Paid during the year	Balance at 31 December 2019
Salaries, bonuses, allowances	41,952,341.58	2,676,929,572.24	(2,676,929,617.24)	41,952,296.58
Staff welfare	112,922,741.92	336,993,099.16	(325,257,536.91)	124,658,304.17
Social insurance	6,640,189.20	227,313,750.51	(228,261,819.28)	5,692,120.43
Medical insurance	713,695.87	196,120,825.42	(196,202,498.79)	632,022.50
Work-related injury insurance	3,912,781.17	15,519,125.53	(15,939,191.93)	3,492,714.77
Maternity insurance	2,013,712.16	15,673,799.56	(16,120,128.56)	1,567,383.16
Housing fund	40,325.40	260,734,590.78	(260,732,886.78)	42,029.40
Labour union fee, staff and workers’ education fee	134,417,091.20	104,169,464.32	(100,375,294.27)	138,211,261.25
Other short-term employee benefits	—	7,650,158.60	(7,650,158.60)	—

Total	295,972,689.30	3,613,790,635.61	(3,599,207,313.08)	310,556,011.83

(2)	Post-employment benefits – defined contribution plans

	Balance at 1 January 2019	Accrued during the year	Paid during the year	Balance at 31 December 2019
Basic pension insurance	2,203,743.73	425,547,818.77	(426,620,523.18)	1,131,039.32
Unemployment insurance	227,815.32	13,991,837.78	(14,142,737.33)	76,915.77
Annuity	82,111.27	173,366,702.52	(173,366,702.52)	82,111.27

Total	2,513,670.32	612,906,359.07	(614,129,963.03)	1,290,066.36

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

22	Other payables

	Note	31 December 2019
Short-term interest-bearing funds	(1)	6,099,410,491.04
Interest payable		911,808.32
Deposits received		1,194,895,572.31
Withholding individual payments of the staff		11,938,591.41
Others		639,204,131.30

Total		7,946,360,594.38

(1)	Short-term interest-bearing funds were borrowed from PetroChina. As at 31 December 2019, the annual interest rate of the short-term interest-bearing funds is 3.915%.

23	Contract liabilities

As at 31 December 2019, contract liabilities are mainly the transportation tariff received in advance.

24	Non-current liabilities due within one year

	Note	31 December 2019
Long-term loans due within one year	26	2,220,666,668.00
Lease liabilities due within one year	35	380,847,196.23

Total		2,601,513,864.23

25	Other current liabilities

31 December 2019
Output VAT to be transferred	177,218,799.83

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

26	Long-term loans

	Note	31 December 2019
Unsecured loans		15,560,551,532.73
Less: Long-term loans due within one year	24	(2,220,666,668.00)

Total		13,339,884,864.73

27	Long-term payables

31 December 2019
Long-term interest-bearing funds	52,179,593,419.46

Note: Long-term interest-bearing funds were borrowed from PetroChina. As at 31 December 2019, the annual interest rate of the long-term interest-bearing funds was 4.275%

28	Operating income and operating costs

	Note	2019
Operating income from principal activities		58,831,754,752.45
Other operating income		1,686,746,113.10

Total		60,518,500,865.55

Including: Revenue from contracts
Pipeline transportation business		58,831,754,752.45
Others		1,390,137,495.23
Other income—lease income	35	296,608,617.87
Operating cost of principal activities		28,138,117,249.89
Other operating cost		1,268,690,438.08

Total		29,406,807,687.97

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

29	Taxes and surcharges

2019
Urban maintenance and construction tax	220,729,592.90
Education surcharges	155,228,958.42
Land use tax	35,938,597.05
Real estate tax	40,598,691.36
Others	18,613,386.61

Total	471,109,226.34

30	Financial expenses

2019
Interest expenses	3,172,499,402.38
Less: Borrowing costs capitalised	(236,945,330.26)
Net interest expenses	2,935,554,072.12
Interest income	(396,469,173.57)
Net exchange (gains) / losses	8,818,116.19
Other financial expenses	19,098,539.20

Total	2,567,001,553.94

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

31	Other income

	Note	2019
Specific grants		22,247,594.95
Government reward fund		7,221,981.34
Refund of taxes	(1)	1,557,507,118.30
Others		1,154,164.06

Total		1,588,130,858.65

(1)

In accordance with the Notice of the Ministry of Finance and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax (Caishui [2016] No. 36), for the Targets providing pipeline transportation services, the portion of their VAT actual tax burden which exceeds 3% shall be subject to refund upon levy of VAT, and refund of taxes are the amount refunded subject to this requirement.

32	Reversal of impairment losses

2019
Reversal of Impairment losses of inventories	203,393.30

33	Income tax expense

(1)	Income tax expense for the year represents

2019
Current tax expense for the year	5,199,812,425.25
Tax filing differences	18,529,580.49
Changes in deferred tax assets / liabilities	212,754,689.43

Total	5,431,096,695.17

The analysis of deferred tax expense is set out below:

2019
Origination of temporary differences	212,754,689.43

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(2)	Reconciliation between income tax expense and accounting profit:

2019
Profit before taxation	26,591,286,308.02
Expected income tax expense at tax rate of 25%	6,647,821,577.01
Effect of different tax rates applied by certain branches / subsidiaries	(1,429,541,582.11)
Effect of safety fees	(277,052,956.26)
Non-deductible expenses	576,981,902.31
Additional deduction for technological development expense	(11,014,277.51)
Deductible loss in prior years	—
Tax filing differences	18,529,580.49
Effect of divestitures	(94,627,548.76)

Income tax expense	5,431,096,695.17

34	Government grants

Details of government grants

Deferred income

2019
Sub-total of the government grants related to assets	175,616,905.89
Sub-total of the government grants related to income	2,879,778.86

Total	178,496,684.75

Other income

2019
Sub-total of the government grants related to assets	338,189.95
Sub-total of the government grants related to income	1,586,638,504.64

Total	1,586,976,694.59

Non-operating income

2019
Sub-total of the government grants related to assets	12,150,875.36
Sub-total of the government grants related to income	376,327.81

Total	12,527,203.17

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

35	Leases

(1)	As a lessee

Right-of-use assets

	Plant & buildings	Land use rights	Machinery & equipment	Office & other equipment	Total
Carrying amount
Balance at 1 January 2019	2,049,177,049.08	1,278,627,144.54	1,688,057.60	133,402,437.96	3,462,894,689.18
Additions during the year	125,054,797.92	74,873,387.60	—	34,650,541.85	234,578,727.37
Decrease during the year	(597,741.79)	(1,060,789.08)	—	—	(1,658,530.87)

Balance at 31 December 2019	2,173,634,105.21	1,352,439,743.06	1,688,057.60	168,052,979.81	3,695,814,885.68

Accumulated depreciation
Balance at 1 January 2019	—	—	—	—	—

Balance at 31 December 2019	(261,719,218.93)	(66,927,813.02)	(1,066,141.67)	(73,698,767.76)	(403,411,941.38)

Lease liabilities

	Note	31 December 2019
Long-term lease liabilities		3,267,914,471.56
Less: Lease liabilities due within one year	24	(380,847,196.23)

Total		2,887,067,275.33

(2)	As a lessor

Operating lease

	Note	31 December 2019
Lease income	28	296,608,617.87

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

36	Commitments

Capital commitments

As at 31 December 2019, the amounts of the capital commitments signed but not performed by the Targets was RMB4,152,472,575.56.

The payments of the above capital commitments mainly arose from transaction commitments with CNPC and its subsidiaries.

37	Risk analysis and sensitivity analysis for financial instruments

The Targets have exposure to the following main risks from its use of financial instruments in the normal course of the Targets’ operations:

•	Credit risk

•	Liquidity risk

•	Interest rate risk

This note presents information about the Targets’ exposure to each of the above risks and their sources, and their changes during the year, as well as the Targets’ objectives, policies and processes for measuring and managing risks, and their changes during the year.

This note presents information about the Targets’ exposure to each of the above risks and their sources, and their changes during the year, as well as the Targets’ objectives, policies and processes for measuring and managing risks. The Targets aim to seek appropriate balance between the risks and benefits from its use of financial instruments and to mitigate the adverse effects that the risks of financial instruments have on the Targets’ financial performance.

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(1)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Targets’ credit risk is primarily attributable to cash at bank and on hand and receivables. Exposure to these credit risks are monitored by management on an ongoing basis.

The cash at bank of the Targets is mainly held with well-known financial institutions. Management does not foresee any significant credit risks from these deposits and does not expect that these financial institutions may default and cause losses to the Targets.

The balance of the amounts due from related parties for the Targets at the end of the year were the entrusted loans issued to the investor, PetroChina, through China Petroleum Finance Company Limited and the internal deposits placed with PetroChina for centralised management of funds. Management does not foresee any significant credit risks from these deposits and does not expect that these financial institutions may default and cause losses to the Group.

The major customer of the Targets is PetroChina, and the receivables are due within one week from the date of billing. Few credit losses are incurred by the Targets.

(2)	Liquidity risk

Liquidity risk is the risk that an enterprise will encounter difficulty in meeting obligations that are settled by delivering cash or another financial asset. The Targets are responsible for their own cash management, including short-term investment of cash surpluses and the raising of loans to cover expected cash demands. The Targets’ policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The following tables show the remaining contractual maturities at the balance sheet date of the Targets’ financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Targets can be required to pay:

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

	2019 Contractual undiscounted cash flow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at balance sheet date
Bills payable	686,572,680.99	—	—	—	686,572,680.99	686,572,680.99
Accounts payable	11,628,810,691.71	—	—	—	11,628,810,691.71	11,628,810,691.71
Other payables	8,185,152,515.10	—	—	—	8,185,152,515.10	7,946,360,594.38
Non-current liabilities due within one year	2,641,723,137.47	—	—	—	2,641,723,137.47	2,601,513,864.23
Lease liabilities	—	466,393,103.20	1,001,980,438.75	2,709,600,088.32	4,177,973,630.27	2,887,067,275.33
Long-term loans	—	390,548,359.65	13,908,132,349.14	—	14,298,680,708.79	13,339,884,864.73
Long-term payables	2,231,573,139.09	2,358,294,894.70	53,258,500,715.05	—	57,848,368,748.84	52,179,593,419.46

Total	25,373,832,164.36	3,215,236,357.55	68,168,613,502.94	2,709,600,088.32	99,467,282,113.17	91,269,803,390.83

(3)	Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Targets to cash flow interest rate risk and fair value interest risk, respectively. The Targets determine the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure.

(a)	As at 31 December, the Targets held the following interest-bearing financial instruments:

	2019
	Effective interest rate		Amount
Fixed rate instruments
Financial liabilities
- Long-term loans	2.00	%-4.75%	(13,339,884,864.73)
- Non-current liabilities due within one year	4.275	%-4.75%	(2,220,666,668.00)

Total			(15,560,551,532.73)

Variable rate instruments
Financial assets
- Cash at bank	0.35%		1,865,576,686.39
- Other receivables	1.80%		22,208,109,029.90
Financial liabilities
- Other payables	3.915%		(6,099,410,491.04)
- Long-term payables	4.275%		(52,179,593,419.46)
- Non-current liabilities due within one year	4.275%		(380,847,196.23)
- Lease liabilities	4.275%		(2,887,067,275.33)

Total			(37,473,232,665.77)

PetroChina Company Limited

Notes to the Combined Pro-Forma Financial Statements

for FY 2019

(b)	Sensitivity analysis

As at 31 December 2019, it is estimated that a general increase of 100 basis points in interest rates, with all other variables held constant, would decrease the Targets’ combined net assets and combined net profit by RMB281,049,245.00 and RMB281,049,245.00 respectively.

The sensitivity analysis above indicates the instantaneous change in the combined net profit and combined net assets that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to re-measure those financial instruments held by the Targets which expose the Targets to fair value interest rate risk at the balance sheet date. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Targets at the balance sheet date, the impact on the combined net profit and combined net assets is estimated as an annualised impact on interest expense or income of such a change in interest rates.

38	Contingencies

(1)	Legal contingencies

During the reporting periods, the Target has complied with laws and regulatory requirements. Notwithstanding certain insignificant lawsuit as well as other proceedings outstanding, management believes that any liabilities will not have a material adverse effect on the financial position of the Target.

(2)	Contingent expenditure for pipeline changes and relocation of residents in surrounding residential areas

Due to reasons such as pipelines passing through the protection areas of water resources and intensive pipeline construction projects, some of the pipelines of the Targets cannot meet the requirements of related laws, regulations and security specifications on pipeline protection and road transportation. There may be a risk that pipeline changes or relocation of residents in surrounding residential areas in the future, which caused potential expenditure. As at 31 December 2019, the possibility of the contingent expenditure and the amount of expenditure cannot be determined.

(3)	Contingent expenditure for any construction on top of mineral deposits

Some pipeline projects of the Targets were constructed over the mineral resources with mining rights of other parties, which may result in the expenditure for the compensation paid to the owners of the mining rights in the future. As at 31 December 2019, the possibility of the contingent expenditure and the amount of expenditure cannot be determined.